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April 18, 2013
Via EDGAR and Hand Delivery
Correspondence Relating to Registration Statement
Ms Mara L. Ransom
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-3561

Re:	QIWI plc
Registration Statement on Form F-1 filed on March 27, 2013.
File No. 333-187579

Dear Ms. Ransom:

On behalf of our client, QIWI plc (the “Company” or “QIWI” ), we hereby provide responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 17, 2013 (the “Comment Letter”), with respect to the Company’s Supplemental Letter to the Commission, dated April 15, 2013, in connection with its Registration Statement on Form F-1, File No. 333-187579, filed with the Commission on March 27, 2013 (the “F-1 Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment. The Company also revised the disclosure to be included in its Recent Developments section and has provided a marked version in Exhibit A.

The Company has also included as Exhibit B for review by the Staff certain additional disclosure to be included in an amended Registration Statement which relate to the Company’s proposed admission to trading of American depositary shares on Closed Joint-Stock Company “MICEX Stock Exchange.”

Capitalized terms used and not defined herein have the meanings given to them in the F-1 Registration Statement.

QIWI plc

Response Letter to SEC Comments

April 18, 2013

Exhibit A

1.	Please disclose why you are not able to disclose actual payment volume in QIWI Distribution and QIWI Wallet and why your estimate of segment profit before tax cannot be presented in a more narrow range.

Response:

The Company respectfully advises the Staff that the Company is unable to present actual payment volume in Qiwi Distribution and Qiwi Wallet because the procedures necessary to finalize the amounts have not yet been completed. These procedures involve, among other things, collection of transaction documentation from third parties, including from agents, merchants and banks, and reconciliation procedures. Through conducting these procedures, we have historically found, however, that adjustments that have been made as a consequence of these verification procedures have been insignificant. In light of the Staff’s comments we will add the following disclosure to the Recent Development section:

“The payment volume information presented below is not final because we are still in the process of verifying our internally collected data through the review of transaction data from third parties, including from agents, merchants and banks.”

The Company also respectfully advises the Staff that the Company has evaluated the estimated range of segment profit before tax for the three months ended March 31, 2013 and believes that it reflect its best estimate of the segment profit before tax. The Company cannot fully predict the impact of various items subject to management judgment, including, for instance, the impact of impairment testing of investments in associates and allowance for doubtful accounts, and Ernst & Young LLC, the Company’s independent registered accounting firm has not yet begun its SAS 100 review of the Company’s interim condensed consolidated financial statements. In light of the Staff’s comments we will add the following disclosure to the Recent Development section:

“The financial information relating to segment net revenue and segment profit before tax presented below is not final because we are still in the process of closing our accounts. As a result, we are unable to determine what the effect of certain financial data will be, including various items subject to management judgment, including, for instance, the impact of impairment testing of investments in associates and allowance for doubtful accounts.”

2.	Please advise us why you believe that presenting disclosure regarding the estimated range of segment net revenue and segment profit before tax, without providing estimated disclosure regarding changes in other financial statement line items during the same period, such as operating costs and expenses or income from operations, is appropriate and does not provide investors with an incomplete picture of your results of operations.

Response:

The Company respectfully advises the Staff that the Company believes that disclosure of the Company’s estimated range of segment net revenue and segment profit before tax will be useful for potential investors by allowing such investors to gain a preliminary understanding of the Company’s financial performance for the three months ended March 31, 2013. In presenting segment net revenue

QIWI plc

Response Letter to SEC Comments

April 18, 2013

and segment net profit before tax, the Company believes that investors will be able to assess the overall trends for the Company’s financial performance for the three months ended March 31, 2013 compared to the same period in the prior year.

The Company is currently unable to provide a range for other financial statement line items for the same period, such as gross revenue, cost of revenue, profit from operations and net profit, due to the additional time required to close the Company’s accounts. Notwithstanding the above, the Company has included a statement in the proposed disclosure confirming that it has not identified any unusual or unique events or trends that occurred during the three months ended March 31, 2013 that might materially affect the Company’s results of operations. As such, the Company believes that the limited information it is able to provide allows investors to gain a preliminary understanding the Company’s financial performance for the three months ended March 31, 2013.

The Company will add the following additional cautionary language to the Recent Developments section to alert investors of the limited nature of the disclosure included therein:

“We only disclose herein our preliminary operating segment results. Certain information that will appear in our financial statements for the three months ended March 31, 2013, including our revenue, cost of revenue, profit from operations and net profit, is not presented herein and is necessary for readers to gain a more comprehensive understanding of our financial position and results of operations for the three months ended March 31, 2013. As a result, readers should not place undue weight on the preliminary operating segment data presented below.”

3.	To the extent you include disclosure regarding your estimated increases in payment volume in QIWI Distribution and QIWI Wallet, please include a discussion and analysis of whether the trends evidenced in the preliminary financial results are consistent with the trends discussed in MD&A. Please also disclose, if known, whether other significant income statement line items reflect similar trends. Finally, please expand your disclosure to explain both quantitatively and qualitatively the factors that you believe have contributed to the increases in volume in QIWI Distribution and QIWI Wallet.

Response:

In response to the Staff’s comment, the Company will add the following disclosure to the Recent Developments section which makes it clear that the trends described in the MD&A sustained in Q1 2013:

“We expect payment volume in Qiwi Distribution for the three months ended March 31, 2013 will be between RUB 116 billion and RUB 117.5 billion, an increase of between 13% and 14% from RUB 103 billion for the three months ended March 31, 2012. We expect payment volumes in Qiwi Wallet of between RUB 53 billion and RUB 54 billion, an increase of between 104% and 108% from RUB 26 billion for the three months ended March 31, 2013. The increase in payment volumes in Qiwi Wallet resulted from two major factors, the effects of which on Qiwi Wallet volume were approximately equal: a continued increase in the number of active users and an increase in the average volume per Qiwi Wallet account. The increase in payment volume in Qiwi Distribution was primarily driven by an increase in the number of Visa Qiwi Wallet users reloading their wallets through the Qiwi Distribution network.”

QIWI plc

Response Letter to SEC Comments

April 18, 2013

4.	Please clarify that segment net revenue differs from adjusted net revenue presented in the prospectus as adjusted net revenue is computed by subtracting cost of revenue (exclusive of depreciation and amortization) from revenue and adding back payroll and related taxes.

Response:

In response to the Staff’s comment, the Company will revise the disclosure on the differences between segment net revenue and adjusted net revenue as follows (underlined):

“Segment net revenue is the total net revenue of our reportable segments and is presented for historical periods in note 9 of our financial statements included elsewhere in this prospectus. Segment net revenue differs from adjusted net revenue as presented in this prospectus as it is derived from subtracting direct segment costs from segment revenue and reflects immaterial differences related to the timing of expense recognition. Please refer to note 9 of our financial statements and ‘Selected Consolidated Financial and Other Data—Non-IFRS Financial Measures—Adjusted Net Revenue.’ ”

5.	Please confirm your understanding that if, prior to the effective date of your registration statement, more precise numbers become available as you conduct your financial closing procedures for the quarter ended March 31, 2013, or your financial statements for the most recent quarterly period become available, they should be included in your registration statement prior to its effectiveness.

Response:

The Company acknowledges the Staff’s comment and confirms that if, prior to the effective date of the Registration Statement, more precise numbers, or its quarterly financial statements, become available, we will include such numbers or financial statements in the Registration Statement prior to its effectiveness.

*            *             *

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action in respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any questions or comments, please contact me on +44 207 519 7026 or Pranav.Trivedi@skadden.com, or Michael Zeidel on +1 212 735 3259 or Michael.Zeidel@skadden.com.

Sincerely,

/s/ Pranav Trivedi

Pranav Trivedi

Partner

cc.	Securities and Exchange Commission, Division of Corporation Finance

Yolanda Guobadia

QIWI plc

Response Letter to SEC Comments

April 18, 2013

Bill Thomson

Lisa Kohl

Dietrich King

QIWI plc

Sergey Solonin

Alexander Karavaev

QIWI plc

Response Letter to SEC Comments

April 18, 2013

Exhibit A

Preliminary First Quarter Results

Although our consolidated financial statements for the three months ended March 31, 2013 are not yet available, we believe that the preliminary operating segment data presented below provides an understanding of the trends that we experienced during this quarter. The following expectations regarding our results for this period are solely management estimates based on currently available information. The payment volume information presented below is not final because we are still in the process of verifying our internally collected data through the review of transaction data from third parties, including from agents, merchants and banks. The financial information relating to segment net revenue and segment profit before tax presented below is not final because we are still in the process of closing our accounts. As a result, we are unable to determine what the effect of certain financial data will be, including various items subject to management judgment, including, for instance, the impact of impairment testing of investments in associates and allowance for doubtful accounts. Our independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to these preliminary financial data and, accordingly, does not express an opinion or any other form of assurance with respect to these data.

We only disclose herein ranges for our preliminary operating segment results. Certain information that will appear in our financial statements for the three months ended March 31, 2013, including our revenue, cost of revenue, profit from operations and net profit, is not presented herein and is necessary for readers to gain a more comprehensive understanding of our financial position and results of operations for the three months ended March 31, 2013. As a result, readers should not place undue weight on the preliminary operating segment data presented below.

Based on preliminary operating segment results for the first quarter that have been reviewed by management, we expect that for the three months ended March 31, 2013:

•	payment volume in Qiwi Distribution will be between RUB 116 billion and RUB 117.5 billion;

•	payment volume in Qiwi Wallet will be between RUB 53 billion and RUB 54 billion;

•	segment net revenue will be between RUB 1,220 million and RUB 1,290 million; and

•	segment profit before tax will be between RUB 430 million and RUB 620 million.

Although we are unable at this time to provide any additional estimates with respect to our financial position, we have not identified any unusual or unique events or trends that occurred during the three months ended March 31, 2013 which might materially affect our results of operations.

Payment volume

We expect payment volume in Qiwi Distribution for the three months ended March 31, 2013 will be between RUB 116 billion and RUB 117.5 billion, an increase of between 13% and 14% from RUB 103 billion for the three months ended March 31, 2012. We expect payment volumes in Qiwi Wallet of

QIWI plc

Response Letter to SEC Comments

April 18, 2013

between RUB 53 billion and RUB 54 billion, an increase of between 104% and 108% from RUB 26 billion for the three months ended March 31, 2013. The increase in payment volumes in Qiwi Wallet resulted from two major factors, the effects of which on Qiwi Wallet volume were approximately equal: the continued increase in the number of active users and the increase in the average volume per Qiwi Wallet account. The increase in payment volume in Qiwi Distribution was primarily driven by an increase in Visa Qiwi Wallet users reloading their wallets through the Qiwi Distribution network.

Segment net revenue

We expect our segment net revenue for the three months ended March 31, 2013 will be between RUB 1,220 million and RUB 1,290 million, an increase of between 44% and 52% from our segment net revenue of RUB 847 million for the three months ended March 31, 2012. This increase was primarily due to an increase in payment volume and an increase in value added services in Qiwi Distribution.

Segment net revenue is the total net revenue of our reportable segments and is presented for historical periods in note 9 of our financial statements included elsewhere in this prospectus. Segment net revenue differs from adjusted net revenue as presented in this prospectus as it is derived from subtracting direct segment costs from segment revenue and reflects immaterial differences related to the timing of expense recognition. Please refer to note 9 of our financial statements and “Selected Consolidated Financial and Other Data—Non-IFRS Financial Measures—Adjusted Net Revenue.”

Segment profit before tax

We expect our segment profit before tax for the three months ended March 31, 2013 will be between RUB 430 million and RUB 620 million, an increase of 93% to 174% from our segment profit before tax of RUB 223 million for the three months ended March 31, 2012. This increase was primarily due to the continuing impact of scale on our operations as the growth of our segment net revenue continued to outpace the growth of our expenses.

Segment profit before tax is the total profit before tax of our reportable segments and is presented in note 9 to our financial statements included elsewhere in this prospectus. Segment profit before tax differs from adjusted net profit as presented in this prospectus as it does not reflect, among other things, income taxes and effects of software development cost not capitalized in segment presentation, and reflects immaterial differences related to the timing of expense recognition, gain on bargain purchase, and gains on disposals. Please refer to note 9 of our financial statements and “Selected Consolidated Financial and Other Data—Non-IFRS Financial Measures—Adjusted Net Profit.”

The foregoing preliminary first quarter results constitute forward looking statements and our actual results may differ from these expectations. Our estimates of payment volumes, segment net revenue and segment profit before tax for the three months ended March 31, 2013 are subject to completion of our interim financial statements for this period and may change as a result of, among other things, closing adjustments, finalization of fair value estimates and impairment tests or continuing monitoring of the event after the balance sheet date. Please refer to the section entitled “Special Note Regarding Forward-Looking Statements” in this prospectus for additional information.

QIWI plc

Response Letter to SEC Comments

April 18, 2013

Exhibit B

Inclusion on the cover page of the Registration Statement

We also intend to file applications for the admission of the ADSs to trading on, and the inclusion of the ADSs into a quotation list of, Closed Joint-Stock Company “MICEX Stock Exchange” (“MICEX”) that, if approved, is expected to take place on or shortly after the date of the listing of the ADSs on Nasdaq.

Inclusion on page 6 of the Registration Statement

Admission to Trading in Russia

We intend to file an application for the admission of the ADSs to trading on Closed Joint Stock Company “MICEX Stock Exchange,” or MICEX that, if approved, is expected to take place on or shortly after the date of the listing of the ADSs on Nasdaq contemplated in connection with the offering.

For the purposes of the admission to trading on MICEX, this prospectus will be translated into Russian. Therefore, this prospectus prepared in the English language does not constitute an offer of, or the solicitation of an offer to buy ADSs to any resident of the Russian Federation. The Russian public offering, if made, will be made pursuant to Federal Law No. 39-FZ “On Securities Market” dated 22 April 1996, as amended, Order of the Federal Service for Financial Markets No. 10-78/pz-n “On Approval of Regulations on Organised Trading Activity on the Securities Market” dated 28 December 2010 , as amended, and listing rules of MICEX registered with the FSFM on 14 February 2013.

Given that the relevant Russian rules governing admission to trading of securities of foreign issuers on Russian stock exchanges, including inclusion of such securities into quotation lists, are relatively new and largely untested in practice, we cannot assure you that our application to MICEX for the admission of the ADSs to trading or the inclusion of the ADSs into a quotation list will be approved, or that the trading of the ADSs will commence, or, even if commenced, that we will be able to maintain such admission to trading or inclusion into the quotation list.

Inclusion on page 44 of the Registration Statement

Our ADSs may be traded on more than one market and this may result in increased volatility and price variations between such markets.

We intend to file an application for the admission of the ADSs to trading on, and the inclusion of the ADSs into a quotation list of, MICEX that, if approved, is expected to take place on or shortly following the listing of the ADSs on Nasdaq. Trading in our ADSs on these markets could be made in different currencies (U.S. dollars on the Nasdaq Global Select Market and Russian rubles on MICEX) and at different times (due to different time zones, trading days and public holidays in the United States and Russia). The trading prices of our ADSs on these two markets may differ due to these and other factors. Furthermore, the liquidity of trading in our ADSs on MICEX will likely initially be limited since we are only placing a small number of ADSs in Russia. Therefore, subsequent trading of a small number of ADSs on that market could adversely impact the price of our ADSs significantly and could, in turn, impact the price in the United States. ADSs will be completely fungible between both markets. Any decrease in the trading price of our ADSs on one of these markets could cause a decrease in the trading price of our ordinary ADSs on the other market.